SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

Brass Eagle Inc.
(Name of Subject Company)

Brass Eagle Inc.
(Name of Person Filing Statement)

Common Stock, $0.01 par value
(Title of Class of Securities)

10553F106
(CUSIP Number of Class of Securities)

John D. Flynn
Brass Eagle Inc.
1201 S.E. 30th Street
Bentonville, Arkansas 72712
(479) 464-8700
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person Filing Statement)

with copies to:

Craig R. Martahus
Thompson Hine LLP
3900 Key Center
127 Public Square
Cleveland, Ohio 44114
(216) 566-5500

---

[x]   Check the box if the filing relates solely to preliminary communications made before the
commencement of a tender offer.

Company Contact: J. R. Brian Hanna
Brass Eagle Inc.
Chief Financial Officer
(479) 464-6630

For Immediate Release

Brass Eagle Inc. Announces Merger Agreement with K2 Inc and Third Quarter 2003 Results

Bentonville, AR, October 22, 2003 — Brass Eagle Inc. (Nasdaq: XTRM) the worldwide leader in the manufacturing, marketing and distribution of paintball products today announced a Merger Agreement with K2 Inc. (NYSE: KTO) and reported results for the third quarter ending September 30, 2003.

Brass Eagle entered into an Agreement today to merge the Company with K2 Inc. of Carlsbad, California in an all stock transaction. The Agreement contemplates an exchange offer of K2 common shares for common shares of Brass Eagle followed by a merger. Brass Eagle Shareholders will receive 0.6036 shares of K2 common stock for each share of Brass Eagle common stock. The Board of Directors of Brass Eagle recommends that shareholders accept the offer, and tender their shares to K2. The merger may be finalized as soon as December, 2003.

Lynn Scott, Brass Eagle President and CEO, stated "We are very enthused about the future, and believe that the merger with K2 presents significant opportunities for the Company. K2's resources in marketing and brand building, manufacturing, and product development will help Brass Eagle achieve the long term goal of becoming a diversified action sports company, while remaining the number one supplier of paintball products to the market place."

Brass Eagle also reported that net sales for the third quarter increased 12.3% to $24.6 million versus $21.9 million for the same period last year. Net income for the three months ended September 30, 2003 was $1.3 million compared to $1.5 million for the corresponding period in 2002. Earnings per diluted share were $0.18 compared to $0.21 in 2002.

For the first nine months of the year, net sales decreased 8.7% to $62.7 million from $68.7 million for the same period in 2002. Net income for the first nine months of the year was $1.7 million compared to $5.0 million last year. Diluted earnings per share decreased 65.7 % this year to $0.23 from $0.67 for the first nine months of 2002.

—more—

Brass Eagle is unique in providing a full line of paintball markers and accessory products from beginner through competition level. The Company is the dominant supplier of products for this rapidly growing sport.

Certain statements in this press release (including statements containing the words "expect," "will," "believe," "continue," "anticipate," "could," "intend" and similar words) may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Brass Eagle, its industry or others to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially from Brass Eagle's expectations include the following: (1) Intensifying competition, including specifically the intensification of price competition, the entry of new competitors and the introduction of new products by new and existing competitors; (2) Failure to obtain new customers or retain existing customers; (3) Inability to carry out marketing, sales or other business plans and strategies; (4) Loss of key executives; (5) General economic and business conditions which are less favorable than expected; and (6) Unanticipated changes in industry trends.

ADDITIONAL INFORMATION:

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any offer will only be made through a prospectus, which is part of a registration statement on Form S-4 to be filed with the SEC. by K2. K2 will also file with the SEC a Schedule TO and Brass Eagle will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the exchange offer. K2 and Brass Eagle expect to mail a prospectus of K2 and related exchange offer materials, as well as the Schedule 14D-9, to Brass Eagle stockholders. Brass Eagle stockholders are urged to carefully read these documents and the other documents relating to the exchange offer when they become available because these documents will contain important information relating to the offer. You may obtain a free copy of these documents after they have been filed with the SEC, and other annual, quarterly and special reports, proxy statements and other information filed with the SEC by K2 or Brass Eagle, at the SEC's website at http:www.sec.gov. A free copy of the exchange offer materials, when they become available, may also be obtained from K2 or Brass Eagle.



BRASS EAGLE INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands except share data)

	SEPTEMBER 30, 2003	DECEMBER 31, 2002
	(unaudited)	
Assets		
Current assets		
Cash and cash equivalents	$ 171	$ 365
Accounts receivable — less allowance for doubtful accounts of $510 in 2003 and $2,175 in 2002	22,775	27,215
Inventories	25,405	19,095
Prepaid expenses and other current assets	613	834
Deferred taxes	1,956	2,598
Total current assets	50,920	50,107
Property, plant and equipment, net	15,670	15,949
Other assets		
Other assets	809	579
Goodwill	32,284	32,284
	$99,683	$98,919
Liabilities and stockholders' equity		
Current liabilities		
Revolving credit facility	$ 1,800	$ 4,300
Accounts payable	12,294	4,755
Accrued expenses	5,309	7,336
Current maturities of long-term debt	5,600	6,207
Total current liabilities	25,003	22,598
Long-term debt, less current maturities	4,200	8,400
Deferred income taxes	2,913	2,638
Other liabilities	754	936
Stockholders' equity		
Common stock, $.01 par value, 10,000,000 shares authorized, 7,706,934 issued and 7,488,954 outstanding in 2003; 7,461,511 issued and 7,303,261 outstanding in 2002	77	75
Additional paid-in capital	27,283	26,405
Accumulated other comprehensive loss	0	(321)
Retained earnings	40,729	38,985
Treasury stock 217,980 shares at cost 2003, 158,250 shares at cost 2002	(1,276)	(797)
	66,813	64,347
	$99,683	$98,919

BRASS EAGLE INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands except share and per share data)

	THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,	
	2003	2002	2003	2002
	(unaudited)		(unaudited)	
Net sales	$ 24,631	$ 21,887	$ 62,670	$ 68,711
Cost of sales	16,043	13,455	41,008	42,344
Gross profit	8,588	8,432	21,662	26,367
Operating expenses	6,192	5,805	18,047	17,524
Operating income	2,396	2,627	3,615	8,843
Minority interest	0	6	0	75
Interest income (expense)	(237)	(371)	(804)	(1,106)
Income before income taxes	2,159	2,262	2,811	7,812
Provision for income taxes	821	724	1,067	2,816
Net income	$ 1,338	$ 1,538	$ 1,744	$ 4,996
Net income per share:				
Basic	$ 0.18	$ 0.21	$ 0.24	$ 0.70
Diluted	0.18	0.21	0.23	0.67
Weighted average shares outstanding:				
Basic	7,488,612	7,182,342	7,380,625	7,160,659
Diluted	7,546,418	7,478,702	7,567,391	7,472,201